

Mail Stop 3561

April 14, 2009

Mr. Boris Rubizhevsky
President and Chief Executive Officer
Paradise Music & Entertainment, Inc.
1365 N. Courtenay Parkway, Suite A
Merritt Island, FL 32953

      Re: Paradise Music & Entertainment, Inc.
               Item 4.01 Form 8-K/A
               Filed April 13, 2009
               File No. 1-12635

Dear Mr. Rubizhevsky:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                        Sincerely,

                        Ryan C. Milne
                        Accounting Branch Chief